                                                                    Exhibit 99.3

(VIVENDI UNIVERSAL LOGO)

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IMPORTANT DISCLAIMER

The notes have not been registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the notes may not be offered, sold, re-sold, delivered or transferred, directly or indirectly, in, into or from the United States at any time except pursuant to the terms of an applicable exemption under the U.S. Securities Act and applicable securities laws of the United States.
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          VIVENDI UNIVERSAL: REFINANCING OF SIT THROUGH A E1.11 BILLION
                          OFFERING OF HIGH YIELD NOTES

PARIS, JUNE 17, 2003 - Vivendi Universal (PARIS BOURSE: EX FP; NYSE: V) announces today the launch of a private offering of E1.11 billion of 5-year high yield notes denominated in euros and dollars and issued by Vivendi Universal SA.

The purpose of this offering is to refinance the E1.3 billion credit facility entered into in January 2003 by Societe d'Investissement pour la Telephonie
(SIT), a wholly-owned and consolidated subsidiary of Vivendi Universal, which was created in connection with the acquisition from BT Group of a 26% stake in Cegetel Groupe. Loans under this credit facility were partially repaid with the dividend paid in April 2003 by Cegetel Groupe, resulting in loans outstanding totalling E1.11 billion at the end of June 2003.

This transaction is a further step in the group's financial restructuring. It will allow Vivendi Universal to simplify the ownership structure of the 26% stake in Cegetel Groupe acquired in January 2003, and thereby to consolidate its access to dividends from Cegetel Groupe. The refinancing of the SIT credit facility will also allow the group to reduce its interest costs and extend its average debt maturity.

Vivendi Universal controls 70% of Cegetel Groupe, France's leading private telecommunications operator, and 56% of SFR, the second mobile telephone operator in France with a market share of more than 35% and 13.7 million customers at the end of the first quarter of 2003 (source: ART).

Important disclaimer:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at ((www.sec.gov)) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.


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